Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
_______________________
FORM 11-K
______________________
ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended June 30, 2005
_______________________
RETIREMENT SAVINGS PLAN FOR MANAGEMENT EMPLOYEES (Formerly known as Potomac Electric Power Company Savings Plan for Exempt Employees (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)

Exhibits:
Exhibit 23	Consent of Independent Registered Public Accounting Firm
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN FOR MANAGEMENT EMPLOYEES By: D. R. WRAASE Dennis R. Wraase, Chairman Administrative Board
Date: December 22, 2005

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees (Formerly known as Potomac Electric Power Company Savings Plan for Exempt Employees)
Financial Statements and Supplemental Schedule
June 30, 2005 and 2004

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Financial Statements and Supplemental Schedule
June 30, 2005 and 2004
Page No.
Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits at June 30, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the years ended June 30, 2005 and 2004	3
Notes to Financial Statements	4
Additional Information:*
Schedule H, Line 4i--Schedule of Assets (Held at End of Year) at June 30, 2005	13
_________________
* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Board of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees (the "Plan") at June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, the Potomac Electric Power Company Savings Plan for Non-Bargaining Unit, Non-Exempt Employees merged with and into the Plan effective December 31, 2004.
PricewaterhouseCoopers LLP Washington, DC December 20, 2005

Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Statements of Net Assets Available for Benefits
	June 30,
2005		2004
Investments:
Interest in Pepco Retirement Savings Plan Master Trust	$ 223,663,486	$ 197,905,435
Loans to Participants	7,844,087	7,424,755
Net Assets Available for Benefits	$ 231,507,573	$ 205,330,190
The accompanying notes are an integral part of these financial statements.
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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Statements of Changes in Net Assets Available for Benefits
	Year Ended June 30,
	2005	2004
Additions:
Contributions:
Employer	$ 3,641,573	$ 3,436,761
Participants	8,851,425	8,146,496
Total Contributions	12,492,998	11,583,257
Investment Income:
Interest in the Net Investment Income in the Pepco Retirement Savings Plan Master Trust	27,822,064	16,194,146
Total Net Investment Income	27,822,064	16,194,146
Total Additions	40,315,062	27,777,403
Deductions:
Distributions to Participants and Beneficiaries	19,305,760	17,906,244
Brokerage and Investment Management Fees	20,797	23,366
Total Deductions	19,326,557	17,929,610
Net Increase Prior to Transfer From Another Plan	20,988,505	9,847,793
Transfer From Another Plan	5,188,878	260,365
Net Increase	26,177,383	10,108,158
Net Assets Available for Benefits at Beginning of Year	205,330,190	195,222,032
Net Assets Available for Benefits at End of Year	$ 231,507,573	$ 205,330,190
The accompanying notes are an integral part of these financial statements.
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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
NOTE 1 - General Description of Plan

The following description of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees, formerly known as the Potomac Electric Power Company Savings Plan for Exempt Employees, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Pepco Holdings, Inc. Retirement Savings Plan for Management Employees (the "Plan") is a defined contribution employee benefit plan established by Potomac Electric Power Company (the "Company" or "Pepco") effective July 1, 1981. The Plan permits participation by full-time management employees of the Company and its subsidiaries at date of employment. Effective January 1, 2005 the Company's matching contribution takes effect immediately. Prior to that date no matching contribution was made until the employees completed one year of service. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Potomac Electric Power Company Savings Plan for Non-Bargaining Unit, Non-Exempt Employees (the "Non-Bargaining Unit Plan") merged with and into the Plan on December 31, 2004. As a result, $4,548,290 was transferred into the Plan. As a result of the Plans merger, all Company contributions became immediately vested to Plan participants.

Participants are 100% vested in the Pepco Company matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant's retirement, (3) the date of a participant's death, (4) the date a participant begins a period of disability, or (5) the date a participant reaches age 65. Participants are fully vested and have a nonforfeitable interest in their own contributions, including any earnings or losses thereon. Forfeited non-vested amounts are used to reduce future employer contributions. Effective January 1, 2005, participants are 100% vested in the Pepco Company matching contributions immediately.

The Plan allows participants to diversify their vested Company Matching Contributions regardless of age or years of participation in the Plan. In addition, catch-up contributions are allowed to participants who are at least 50 years of age by the end of the calendar year and have contributed the lesser of Plan or statutory maximums to the Plan. In accordance with The Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan allows additional catch up pre-tax contributions of up to $4,000 in 2005 and $5,000 in 2006.

Designation of Trustee:
The Plan's Trustee is Fidelity Management Trust Company ("Fidelity") of Boston, MA.
Designation of Recordkeeper:
Fidelity Investments Institutional Operations Company serves as recordkeeper of the Plan records.
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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
Contributions and Investment Elections:

Each participant may elect to contribute, through payroll redirection or deductions, from 1% to 6% (basic contribution), in multiples of 1%, of their annual rate of salary as basic contributions to the Plan. Participants making the maximum 6% basic contribution may elect to contribute an additional 1% to 44% of their annual rate of salary, in multiples of 1%, as supplemental contributions to the Plan. Participants may contribute savings under the Cash or Deferred Arrangement ("CODA") within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended, up to a maximum of $14,000 per calendar year (effective January 1, 2005) and/or after-tax ("Thrift") elections. Maximum participant contributions of $13,000 were allowed beginning January 1, 2004. The sum of the elected percentages for CODA and Thrift contributions and the Company matching contributions may not exceed 50% of a participant's annual salary. A participant is prohibited from making elective contributions to the Plan for one year following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans.

The Company contributes to the Plan by matching the participant's basic (first 6%) contributions. The Company contributes either cash, which is used exclusively for the purchase of Company common stock in a timely manner after date of receipt, or Company common stock. Effective January 1, 2005 the Company matches 100% of the first 3% employee contribution, and 50% of the next 3% employee contribution. Prior to January 1, 2005 the Company matched 100% of basic CODA contributions up to $1,000 and 75% thereafter, and matched 75% of basic Thrift contributions. Participants' supplemental contributions are not matched by the Company. Non-vested Company contributions which are forfeited by participants are used to reduce future Company contributions that would otherwise be required.

At June 30, 2005 and 2004, forfeited non-vested accounts totaled $159,358 and $23,007, respectively. These amounts will be used to reduce future employer contributions. Also, in 2005 and 2004, employer contributions were reduced by $43,526 and $40,575, respectively, from forfeited non-vested accounts.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings (losses), and charged with an allocation of certain administration expenses. Allocations are based on participant earnings or account balances, as defined in the Pepco Retirement Savings Plan Master Trust ("Master Trust") Agreement.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds. The available investment funds are the Pepco Holdings Stock Fund and a variety of Fidelity mutual funds of the following asset type: Income, Balanced, Growth & Income, Growth, International and Asset Allocation.

The investment options were selected by the Trustee and the Administrative Board of the Plan and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.
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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004

Participants can transfer all or part of their contribution balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund. Participants may change the allocation of their future contributions among the funds at any time.

Distributions and Withdrawals:

Participants may request, at any time, the withdrawal of Thrift account balances attributable to their own contributions and vested Company contribution account balances. The withdrawal of participant basic CODA and Thrift contributions, prior to the vesting of related Company contributions, will result in the forfeiture of related matching Company contributions. Effective January 1, 2005 all Company contributions will vest immediately upon contribution to the Plan. The withdrawal of CODA contributions, prior to a participant's having reached age 59 1/2 or having terminated from the Company, is permissible only in circumstances involving financial hardship.

If a participant retires, qualifies for long-term disability, or dies while employed, all Company contributions which have been made on their behalf, and earnings thereon, become immediately vested and their entire interest in the Plan may be distributed in a lump sum to them or their designated beneficiary.

Participants who are eligible to retire under the Company's General Retirement Plan may elect to have their Savings Plan balances remain in the Plan and have their balances paid to them annually over a period of ten years or their projected life expectancy (or joint life expectancy of the employee and spouse).

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. Savings bonds purchased with CODA or Thrift contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment or attainment of age 59 1/2. U.S. Savings Bond Funds are distributed in cash or bonds as elected by the employee. Distributions from any of the other Plan funds are made in cash.

From time to time participants may change employment status with the Company during a plan year and as a result their account balance is transferred to one of the Company's other qualified defined contribution plans. Participant transfers into the Plan for the 2005 Plan Year totaled $5,188,878, of which $4,548,290 was due to the merger of the Non-Bargaining Unit Plan into the Plan, and $640,588 as a result of transfers from the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees. This asset movement is identified in the statement of changes in net assets available for benefits as a transfer (to)/from another plan.

Loan to Participants:

Loans are available to participants from amounts attributable to CODA contributions, subject to U.S. Department of Labor and Internal Revenue Service (the "IRS") limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. The number and amount of loans allowed to a participant are restricted by the Plan. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate is

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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004

applied as the interest rate for the loan. Loan repayments are made through payroll deductions. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made for a period of three months, the loan is in default and is converted to a distribution. A one time loan fee of $50 is deducted from the participant's account with Fidelity at the time of distribution.

Plan Administration and Termination:

The Plan is administered by an Administrative Board which is appointed by the Company's Board of Directors. All contributions to the Plan are held in trust by Fidelity, the Plan Trustee, for the exclusive benefit of the participants. The Company generally pays the Trustee fees and other administrative expenses of the Plan, while the Plan pays the brokerage fees, investment management fees and other investment transaction costs.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government. Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time.

NOTE 2 - Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The financial statements of the Plan are prepared on the accrual basis of accounting.

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in the net investment income (loss) in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Master Trust investments.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at net asset value of shares held by the Master Trust at year end. Company common stock held in the Pepco Holdings Stock Fund is valued at fair market value, measured by the current quoted market price. Participants hold units in the fund and not shares, the value of which was $8.12 and $6.22 per unit at June 30, 2005 and 2004 respectively, versus PHI common stock, which was valued at $23.94 and $18.28 per share at June 30, 2005 and 2004 respectively.

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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest on interest bearing cash, participant loans, and money market accounts is recorded when earned.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 by the Trustee on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at original cost, which approximates fair value.

Loans to participants are valued at cost, which approximates fair market value.
Benefit payments to participants are recorded when paid.
Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company ("FIIOC"). FIIOC is affiliated with the Fidelity Management Trust Company who is the Plan's trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $20,797 and $23,366 for the plan years ended June 30, 2005 and 2004, respectively.

The Company as Plan sponsor is a related party. At June 30, 2005 and 2004, the Plan held an investment of 2,771,896 and 2,862,364 shares of Pepco Holdings, Inc. common stock, respectively. These shares represented 8,325,187 and 8,579,572 units of the Pepco Holdings Stock Fund at June 30, 2005 and 2004, respectively. The fair market value of the common stock at June 30, 2005 and 2004 was $67,600,516 and $52,324,022 respectively. Purchases of $8,916,316 and $8,103,436 and sales of $12,001,076 and $12,507,829 of Company common stock were made during the plan years ended June 30, 2005 and 2004, respectively.

NOTE 3 - Tax Status of the Plan

The IRS has determined, most recently in December 2003, that the Plan is a qualified employee benefit plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

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Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
NOTE 4 - Assets Held in a Master Trust at Fidelity Management Trust Company

At June 30, 2005 and 2004, the Plan's investment assets were held in a trust account at Fidelity and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust ("Master Trust"). Contributions, benefit payments and investment income are specifically allocated to the appropriate participating plan on a daily basis as applicable. The Master Trust also includes the investment assets of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees. Prior to the Plan merger that was effective December 31, 2004, the Potomac Electric Power Company Savings Plan for Non-Bargaining Unit, Non-Exempt Employees also participated in the Master Trust.

The following table represents the assets held by the Master Trust along with the related investment income:
	June 30, 2005	June 30, 2004
Investments:
Interest Bearing Cash	$ 2,354,516	$ 2,592,493
U.S. Government Securities	-	325,542
Interest in Common/Collective Trusts	90,272,118	91,654,928
Pepco Holdings Stock Fund	105,493,180	84,385,837
Interest in Registered Investment Companies	133,627,622	117,961,474
Net Assets in the Master Trust	$ 331,747,436	$ 296,920,254
	Year Ended June 30, 2005	Year Ended June 30, 2004
Net Master Trust Investment Income (Loss):
Interest	$ 36,531	$ 20,039
Dividends	4,037,331	4,259,786
Net Appreciation (Depreciation) on the Fair Value of Investments:
Pepco Holdings Stock Fund	25,154,791	(3,863,033)
Common Collective Trusts	3,606,179	4,861,377
Interest in Registered Investment Companies	8,520,818	17,286,628
Net Master Trust Investment Income	$ 41,355,650	$ 22,564,797
The Plan's specific interest in the Master Trust as a percentage of total assets of the Master Trust at June 30, 2005 and 2004 was 67.4% and 66.7%, respectively.
9
Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
NOTE 5 - Information About Non-Participant Directed Investments Relating to the Pepco Holdings Stock Fund for the Savings Plan for Management Employees
	June 30,
	2005	2004
Investments:
Pepco Holdings Stock, Inc. Common	$ 66,359,201	$ 52,324,022
Cash	1,241,315	1,040,917
Total Pepco Holdings Stock Fund	$ 67,600,516	$ 53,364,939

Note: The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

10
Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
NOTE 5 - Continued
Significant components of the Plan's Changes in Net Assets relating to the Pepco Holdings Stock Fund are as follows:
	Year Ended June 30,
	2005	2004
Contributions:
Employer	$ 3,642,918	$ 3,437,686
Participants	857,734	779,480
Total Contributions	4,500,652	4,217,166
Investment Income:
Dividends on Pepco Holdings Stock Fund	2,583,128	2,719,615
Interest	38,102	44,135
Net Appreciation (Depreciation) on Pepco Holdings Stock Fund	16,083,494	(2,519,930)
Net Investment Income	18,704,724	243,820
Distributions to Participants and Beneficiaries	(5,108,865)	(5,391,610)
Brokerage and Investment Management Fees	(9,271)	(8,748)
Net Transfers to other Plan investment options	(5,188,112)	(6,190,883)
Transfer From Another Plan	1,336,449	54,163
Net Increase (Decrease)	14,235,577	(7,076,092)
Net Assets Available for Benefits at Beginning of Year	53,364,939	60,441,031
Net Assets Available for Benefits at End of Year	$ 67,600,516	$ 53,364,939

Note: The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

11
Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Notes to Financial Statements June 30, 2005 and 2004
NOTE 6 - Investments Greater Than 5% of Net Assets
The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:
	June 30
	2005	2004
Interest in Pepco Retirement Savings Plan Master Trust	$ 223,663,486	$ 197,905,435
NOTE 7 - Subsequent Event

Effective December 31, 2005, the Plan year-end will change to December 31. In conjunction with this change, the Plan will merge with and into the Pepco Holdings, Inc. Retirement Savings Plan in January 2006. Coinciding with this change, Vanguard Fiduciary Trust Company will serve as trustee and recordkeeper of the newly merged plan.

12
Pepco Holdings, Inc. Retirement Savings Plan for Management Employees Supplemental Schedule
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
	June 30, 2005
(a) (b) (c) Identity of Issuer, Description	(d) Cost	(e) Current Value
Interest in Pepco Retirement Savings Plan Master Trust	**	$223,663,486
Participant Loans * (interest rates from 4.0% to 10.75%; maturity dates range from 7/1/2005 to 7/3/2035)	--	7,844,087
Total Assets Held for Investment Purposes		$231,507,573
___________________________
* Party-in-interest
**Omitted due to funds being participant directed
13